

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

Christopher Callesano
Chief Financial Officer
Atlas Crest Investment Corp. II
399 Park Ave.
New York, NY 10022

> **Re: Atlas Crest Investment Corp. II**
> **Form 8-K filed May 17, 2021**
> **File No. 001-39999**

Dear Mr. Callesano:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction